December 17, 2018

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jessica Livingston

Re:	Investar Holding Corporation
Request for Accelerated Effectiveness Registration Statement on Form S-4 File No. 333-228621

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Investar Holding Corporation hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, as amended, so that it will become effective on Tuesday, December 18, 2018, at 4:00 p.m., Eastern time, or as soon as possible thereafter.

Please contact Stephanie E. Kalahurka, Esq. of Fenimore, Kay, Harrison & Ford, LLP at (512) 583-5900 with any questions you may have with this request. In addition, please notify Ms. Kalahurka by telephone when this request for acceleration has been granted.

Very truly yours,

INVESTAR HOLDING CORPORATION

By:	/s/ Christopher L. Hufft
Name:	Christopher L. Hufft
Title:	Executive Vice President and Chief Financial Officer

cc:    Stephanie E. Kalahurka, Fenimore, Kay, Harrison & Ford, LLP